Mail Stop 3720

May 3, 2006

Jacob Roth
Principal Executive Officer
World Marketing, Inc.
543 Bedford Avenue, #176
Brooklyn, NY 11211

> **Re:** **World Marketing, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed April 18, 2006**
> **333-129148**

Dear Mr. Roth:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Update your disclosure throughout to reflect the current status of your business. For example, your revise management's discussion and analysis section state that "[i]f [you] are unable to sell the property by April 1, 2006, [you] will attempt to lease the property . . ." Because you filed your amendment after this date, disclose whether you have sold the property or whether you are attempting to lease the property. In this regard, disclose the current status of these efforts. Revise throughout to ensure you have provided current information regarding your business.

Item 7. Selling Security Holders, page 16

2.   Please disclose the number of shares being sold by Chaya Mermelstein.

3.   We note your disclosure regarding the sale of 650,000 shares in private placements in March and April, during the time you have been in registration. We also note that you have added three selling shareholders and that the amount of shares being registered corresponds to the amount you sold in the recent private placements. Because you offered and sold these shares after you filed the registration statement, you may not include these shares for resale on this registration statement. Accordingly, please remove these shares from your registration statement. In addition, please provide us with your analysis in your response letter to address why you believe you had a valid exemption from registration for each of these sales while you were in registration for your initial public offering.

Item 23 Changes in and disagreements with accountant on accounting and financial disclosure

4.   We note your response to prior comment 5. Since you have engaged a new accounting firm, please include the disclosures required by Item 304 Regulation S-K.

5.   If true, please confirm in writing that you purchased the real estate property at 125 Division Avenue, Brooklyn, New York from an unrelated third party.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: G. David Gordon, Esq.
       (918) 254-2988 (fax)